UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2024

Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40931	86-2759890
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (845) 579-5992

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SDIG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Hosting Agreement

On October 29, 2024, Stronghold Digital Mining Hosting, LLC (“Stronghold Hosting”), a Delaware limited liability company and indirect subsidiary of Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”) entered into a Hosting Agreement (the “Hosting Agreement”) with Backbone Mining Solutions LLC (“BMS”), a Delaware limited liability company and a subsidiary of Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (“Bitfarms”), pursuant to which BMS will deliver approximately 10,000 Bitmain T21 or similar miners owned by BMS (the “BMS Miners”) to the Company’s mining facilities, and the Company will provide power to, maintain, host and operate the BMS Miners.

The initial term of the Hosting Agreement will commence on November 1, 2024 and remain effective until December 31, 2025, after which it will automatically renew for additional one year periods unless either party provides written notice of non-renewal to the other party at least sixty days prior to the expiration of the then-current initial term or renewal term, as applicable.  Upon the occurrence of an event of default that is not cured within fifteen days, the non-breaching party may terminate the Hosting Agreement.

Pursuant to the Hosting Agreement, BMS will pay Stronghold Hosting a monthly fee equal to fifty percent of the profit generated by the BMS Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from BMS to Stronghold Hosting in an amount of $600,000, and for taxes and the net cost of power associated with the operation of the BMS Miners.

In connection with the execution of the Hosting Agreement, BMS deposited with Stronghold Hosting $7,800,000 (the “Deposit”), equal to the estimated cost of power for three months of operations of the BMS Miners, which will be refundable in full to BMS within one business day of the end of the initial term expiring on December 31, 2025. The Deposit will bear interest at a floating rate equal to the forward-looking term secured overnight financing rate as administered by CME Group Benchmark Administration Limited for the applicable interest period plus 1.0%, payable in kind on the last day of each calendar quarter by capitalizing and adding such interest to the then-outstanding amount of the Deposit. Upon the occurrence and during the continuance of an event of default under the Hosting Agreement, the principal of, and all accrued and unpaid interest on, the Deposit shall bear interest from the date of such event of default, until cured or waived, at a rate equal to 24.0%.

The foregoing description of the Hosting Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Hosting Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	Hosting Agreement, dated as of October 29, 2024, by and between Stronghold Digital Mining Hosting, LLC and Backbone Mining Solutions LLC

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Bitfarms and Stronghold, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the risk that the Merger may not be completed on the anticipated terms in a timely manner or at all, which may adversely affect Stronghold’s business and the price of Class A Common Stock; the failure to satisfy any of the conditions to the consummation of the Merger, including obtaining required stockholder and regulatory approvals; potential litigation relating to the Merger that could be instituted against Stronghold, Bitfarms or their respective directors or officers, including the effects of any outcomes related thereto; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances requiring Stronghold to pay a termination fee; the effect of the announcement or pendency of the Merger on Stronghold’s business relationships, operating results and business generally; the risk that the Merger disrupts Stronghold’s current plans and operations; Stronghold’s ability to retain and hire key personnel and maintain relationships with key business partners and customers, and others with whom it does business, in light of the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; risks related to diverting management’s attention from Stronghold’s ongoing business operations; certain restrictions during the pendency of the Merger that may impact Stronghold’s ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; those risks described in Section 4.19 of Bitfarms’ Annual Information Form for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.1 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.3 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the three and six months ended June 30, 2024, filed with the SEC on August 8, 2024 as Exhibit 99.2 to Bitfarms’ Current Report on Form 6-K, and subsequent reports on Form 6-K; those risks described in Item 1A of Stronghold’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks that are described in the registration statement on Form F-4 (File No. 333-282657) filed by Bitfarms with the SEC (the “registration statement”), which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms (the “proxy statement/prospectus”).

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. While the list of factors presented here, and the list of factors presented in the registration statement, are each considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Bitfarms nor Stronghold assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Bitfarms’ or Stronghold’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders.  This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov.  Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger.  Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC.  Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.  This communication may be deemed to be solicitation material in respect of the proposed merger.  Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available.  These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRONGHOLD DIGITAL MINING, INC.

	By:	/s/ Gregory A. Beard
		Name:	Gregory A. Beard
		Title:	Chief Executive Officer and Chairman
Date: October 31, 2024

Exhibit 10.1

Hosting Agreement

THIS HOSTING AGREEMENT (this “Agreement”) is made this 29th day of October, 2024 by and between Stronghold Digital Mining Hosting, LLC, a Delaware limited liability company (“Stronghold”) and Backbone Mining Solutions LLC. a Delaware limited liability company, (“BMS,” and, together with Stronghold, each a “Party” and, collectively, the “Parties”).

WHEREAS, BMS owns the BMS Equipment as set forth in Exhibit A (the “Bitcoin Miners” and the “PDUs”), and the Bitcoin Miners and PDUs will be delivered to Stronghold’s Scrubgrass power plant located at 2151 Lisbon Road, Kennerdell, Pennsylvania 16374 (“Scrubgrass”) at BMS’s sole cost and expense, and will be installed and operating at Scrubgrass;

WHEREAS, Stronghold will maintain, host, and operate the Bitcoin Miners and PDUs on behalf of BMS during the Term (as defined herein) in accordance with the terms and conditions set forth herein;

WHEREAS, certain defined terms set forth herein are set forth in Exhibit B and are incorporated by reference herein;

NOW, THEREFORE, in consideration of the foregoing and the promises set forth below, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Services.

1.1.
Installation and Facility Services.  To the extent not previously installed, as soon as practicably possible following Stronghold’s receipt of the Bitcoin Miners and PDUs, Stronghold will provide racking infrastructure and install the Bitcoin Miners and PDUs.  Stronghold covenants and agrees to supply electrical power and Internet access for the Bitcoin Miners and PDUs at Scrubgrass.  Notwithstanding the foregoing, BMS agrees that Stronghold will not be liable for any delays in the hosting or installation of the Bitcoin Miners and PDUs unless such delays are caused by the gross negligence or willful misconduct of Stronghold.  BMS agrees that Stronghold may contract to sell capacity and energy to additional parties and may contract with third parties to provide similar services; provided, however, that such contracts do not breach or cause a breach under this Agreement.

1.2.
Hosting Services.  Upon delivery of the Bitcoin Miners and PDUs to Scrubgrass, Stronghold agrees to unload, install, provision, maintain, and operate the Bitcoin Miners and PDUs at Scrubgrass as instructed in writing by BMS, so long as such instruction is commercially reasonable.  In the event that BMS does not provide instruction in writing, Stronghold will use its commercially reasonable judgement in performing such services.  Stronghold agrees to supply power, rack space, ambient cooling, and miner reboots, subject to other terms found in this Agreement.

1.3.
Mining.  Subject to the terms hereof, Stronghold shall direct mined tokens derived from the operation of the Bitcoin Miners and PDUs to a wallet that is controlled by BMS.  Stronghold shall be granted view-only rights to the wallet that is controlled by BMS.  BMS shall determine the pool to which the Bitcoin Miners’ and PDUs’ hashpower shall be directed.

1.4.	Identification. BMS will ensure that all Bitcoin Miners and PDUs are labelled or otherwise marked such that Stronghold can identify that BMS is the owner of such Bitcoin Miners and PDUs.

1.5.	Site Security. Stronghold will provide adequate and reasonable site security at Scrubgrass in accordance with industry standards.

2.	Term and Termination.

2.1.
Term.  The term of this Agreement (the “Hosting Term”) shall commence on November 1, 2024, and shall remain effective until December 31, 2025.  The term of this Agreement shall automatically renew for additional one (1) year periods (such renewal period(s), together with the Hosting Term, the “Term”) unless one party notifies the other in writing at least sixty (60) days prior to the conclusion of the then-current Term

2.2.	Termination; Exclusion of Certain Bitcoin Miners and PDUs.

2.2.1.
Solely upon the occurrence of an Event of Default that has not been cured (to the extent a cure is permissible) within fifteen (15) days under this Agreement, Stronghold or BMS may terminate this Agreement.

1.
The following events shall constitute an “Event of Default” under this Agreement: failure by any Party to make payment on undisputed amounts when due; failure to maintain any Bitcoin Miner or PDU as required hereunder; a material breach of the representations and warranties contained in this Agreement; a material breach of any covenant or provision of this Agreement, a Party shall file a voluntary petition or commence a case in bankruptcy in a proceeding under any bankruptcy or insolvency law or seek relief under the provisions of any other insolvency, reorganization or similar law either now existing or that may in the future exist, providing for the winding up or termination of its existence as a limited liability company, or shall make a general assignment for the benefit of its creditors; and an involuntary petition or filing to commence a case or proceeding under any bankruptcy or insolvency law shall have been filed by any creditor of a Party (or other third-party with adequate standing to make such filing).  Provided, however, that the events of default listed above shall not constitute an Event of Default to the extent cured within fifteen (15) days.

2.
If a Party, in good faith, disputes any payment called for herein, that Party shall submit to the other Party, by the due date, full payment of the undisputed portion of the payment, and written documentation identifying and substantiating the disputed amount.  If Party does not report a dispute within fifteen (15) calendar days following the date when the payment is due to be paid, that Party shall have waived its right to dispute the invoice or charge.  The Parties agree to use their respective commercially reasonable efforts to resolve any dispute within ten (10) days after a Party receives written notice of a dispute from the other Party.  Any disputed amounts resolved in favor of BMS shall be credited to the Actual Payment Amount due to or by BMS for the next month following resolution of the dispute.  Any disputed amounts resolved in favor of Stronghold shall be offset against the Actual Payment Amount due to or by BMS for the next month following resolution of the dispute.

2.2.2.
This Agreement shall no longer apply to any Bitcoin Miner or PDU, and such Bitcoin Miner or PDU shall be excluded from any calculations used to determine any payments, profits or fees, that (i) is not in working order, (ii) is “Economically Obsolete” (as defined herein), or (iii) is removed and replaced pursuant to Section 5.3.

1.
“Economically Obsolete” shall mean when a Bitcoin Miner or PDU has an Implied Bitcoin Mining Revenue that is less than the Agreement Cost of Power for three (3) consecutive months or if a Bitcoin Miner or PDU is not in working order.

2.
“Not in working order” means not functioning normally for more than thirty (30) consecutive days after Stronghold provides written notice to BMS that a Bitcoin Miner or PDU is not functioning properly which written notice shall include calculations related to the performance of that Bitcoin Miner or PDU.  BMS shall have the right to replace that Bitcoin Miner or PDU with a replacement Bitcoin Miner or PDU or to repair that Bitcoin Miner or PDU to bring it to normal function.  Stronghold shall hold a space at the Mining Facility for that Bitcoin Miner  or PDU to be replaced or repaired for thirty (30) days after notice is given to BMS.

3.
In each case, BMS shall have thirty (30) days to either (i) in the case of 2.2.2.1, provide a new Bitcoin Miner or PDU that is not Economically Obsolete; or (ii) in the case of 2.2.2.2, provide a replacement Bitcoin Miner or PDU or provide necessary spare parts to cure any defects in the applicable Bitcoin Miner or PDU.

4.
In the event a Bitcoin Miner or PDU is removed and replaced pursuant to Section 5.3, this Agreement shall apply to the replacement Bitcoin Miner or PDU supplied by BMS commencing upon delivery of such replacement Bitcoin Miner or PDU by BMS to Stronghold at Scrubgrass.

2.2.3.	Additional Remedies.

1.
If BMS fails to make any undisputed payment required hereunder and such payment failure has not been remedied in accordance with Section 2.2.1 above, within thirty (30) days, then in addition to any other rights and remedies it may have, Stronghold shall have the right, with written notice to BMS, to redirect mining revenue from the Bitcoin Miners and PDUs, or to collect 100% of electricity sales (or any combination thereof) for Stronghold’s sole account (such redirection of mining or electricity revenue shall be known as “Stronghold Self Operation”).

2.
Should Stronghold’s Net Self Operation Income earned in the first thirty (30) days of Stronghold Self Operation equal or exceed 105% of the undisputed payment that BMS failed to pay to Stronghold, the Parties shall consider BMS’s failure to pay that undisputed amount to be cured.  “Net Self Operation Income” is calculated as (x) the product of the gross revenues received by Stronghold during Stronghold Self Operation and the BMS Share applicable during the month prior to BMS’s failure to make an undisputed failure payment minus (y) the product of the Total Cost and the BMS Share applicable during the month prior to BMS’s failure to make an undisputed failure payment.  For the avoidance of doubt, once the non-payment of the undisputed amount is cured, Stronghold shall redirect the mining revenue as per the original terms of this Agreement, subject to Section 2.2.3.4 below.

3.
Should Stronghold not receive 105% of the undisputed payment that BMS failed to make to Stronghold earned in the first thirty (30) days of Stronghold Self Operation, as calculated in Section 2.2.3.2, then upon five (5) Business Days’ notice to BMS, Stronghold may in its sole discretion, in additional to any other rights and remedies it may have, (a) reconfigure for Stronghold’s use, or (b) remove and store at BMS’s expense, all or any portion of the Bitcoin Miners and PDUs without any cost, obligation or liability of Stronghold to BMS until such undisputed payment owed by BMS is made.

4.
Should BMS fail to make more than one undisputed payment required hereunder and such second payment failure is not remedied in accordance with Section 2.2.1 above, then, in addition to any other rights and remedies it may have, Stronghold shall have the right, in its sole discretion, with written notice to BMS, to immediately (a) reconfigure for Stronghold’s use, or (b) remove and store at BMS’s expense, all or any portion of the Bitcoin Miners and PDUs without any cost, obligation or liability of Stronghold to BMS until such undisputed payment is made, without the obligation to comply with in Stronghold Self Operation or offset any unpaid amounts with any Stronghold Self Operation Income prior to taking such action.

2.3.	The Parties agree that in the event of a termination of this Agreement as provided for herein, neither Party shall have a duty or obligation to mitigate unless otherwise indicated in this Agreement.

2.4.
Access; Removal of Property.  Upon the occurrence of an Event of Default, BMS shall, upon written notice to Stronghold, immediately have the right to access the Mining Facility during the Access Period (as defined herein) for the purpose of removing any of the Bitcoin Miners and PDUs from the Mining Facility at BMS’s sole cost and expense; provided, however, that should the Access Period be tolled due to stay by the Court in a bankruptcy, insolvency or similar debtor proceeding, after any such stay is lifted, BMS shall have any time that remained before the tolling to conclude the exercise of the rights and removal of the Bitcoin Miners and PDUs for the Access Period.  Stronghold will not unreasonably withhold access to Scrubgrass or otherwise obstruct the process of removing the Bitcoin Miners and PDUs.  Should BMS fail to remove the Bitcoin Miners and PDUs in the time provided above, Stronghold shall be permitted, at its sole discretion, to (i) operate the Bitcoin Miners and PDUs and keep 100% of the proceeds generated by the Bitcoin Miners and PDUs from the end of such period until the Bitcoin Miners and PDUs are actually removed or (ii) remove all Bitcoin Miners and PDUs and return them to BMS, for which BMS shall immediately reimburse Stronghold for its costs and expenses to do so, and Stronghold shall not have liability for the condition of the Bitcoin Miners and PDUs delivered to BMS, so long as such Bitcoin Miners were maintained as specified herein and, with respect to the removal and return or storage of the Bitcoin Miners and PDUs, absent Stronghold’s gross negligence or willful misconduct in performing such tasks.  As used herein, the term “Access Period” shall mean the period beginning on the date set forth in the written notice required pursuant to this Section 2.4 and ending on the earlier to occur of (i) ninety (90) days from the date set forth in BMS’s notice of exercise or (ii) ninety (90) days after the expiration or earlier termination of this Agreement in accordance with its terms.

2.4.1.
During the exercise of BMS’s rights pursuant hereto, Stronghold shall permit BMS and its agents and nominees to gain access to Scrubgrass and the Mining Facility for the purpose of enforcing its security interest in the Bitcoin Miners and PDUs, including, without limitation, protecting, removing, or disposing of or liquidating the Bitcoin Miners and PDUs.

2.4.2.	BMS shall have access to Scrubgrass and the Mining Facility during the Access Period at no charge to BMS.

2.5.	Stronghold Waiver and Release. Stronghold hereby waives in favor of BMS:

2.5.1.	all rights, if any, of distraint, levy and execution which Stronghold may now or hereafter have against the Bitcoin Miners and PDUs;

2.5.2.	all statutory liens, security interests, or other liens, if any, which Stronghold may now have or hereafter have in the Bitcoin Miners and PDUs; and

2.5.3.
all other interests or claims of every nature whatsoever, if any, which Stronghold may now or hereafter have in or against the Bitcoin Miners and PDUs for any rent, storage charges, or other sums due, or to become due, to Stronghold by BMS.

2.6.
No Bitcoin Miners or PDUs Deemed Fixtures.  The Bitcoin Miners and PDUs may be stored, used, or installed at the Mining Facility but shall not be deemed a fixture or part of the real estate but rather at all times be deemed personal property, whether or not the Bitcoin Miners or PDUs become so related to Scrubgrass and/or the Mining Facility that an interest therein arises under real estate law.

3.	Fees and Payment.

3.1.
Before the first day of every calendar month during the Hosting Term, BMS will pay to Stronghold $600,000 (the “Upfront Monthly Payment”) in immediately available cash as set forth in Section 3.4. Notwithstanding anything to the contrary herein, the first Upfront Monthly Payment shall not be required to be paid by BMS until November 30, 2024, and at no point in time during the Hosting Term shall the aggregate amount of Upfront Monthly Payments outstanding exceed $600,000.

3.2.
As Bitcoins are mined by the Bitcoin Miners and PDUs, BMS, through its mining pool, shall send earned rewards on a daily basis to a pool subaccount, in accordance with the full pay per share (“FPPS”) method.  If there are significant deviations between the FPPS payout to Stronghold and the expected payout based on performance, Stronghold may request an audit with which BMS shall cooperate.  Subsequently, BMS shall cause the mining pool to then transfer a quantity of Bitcoin, which will be calculated as the product of total earned rewards and the difference between 100% and the prevailing “BMS Share” (as defined herein), to the designated wallet of Stronghold if the total earned rewards exceeds .01 BTC (the “Reward Limit”), except on the last day of each month, in which the Reward Limit is reduced to .001 BTC. For the avoidance of doubt, any partial BTC that is not paid to Stronghold on a certain day will be paid to Stronghold the next time BTC is paid to Stronghold; provided that BMS’s minimum thresholds for pool subaccount pay-outs are met.

3.3.
Not later than twenty (21) days after the end of each month (the “True-up Date”), Stronghold shall provide to BMS the calculations of the “Monthly Service Fees” (as defined herein) and the “Actual Payment Amount” (as defined herein).  If the Actual Payment Amount is less than 0, Stronghold will deliver an invoice to BMS for an amount equal to the Actual Payment Amount multiplied by negative one, which BMS will pay to Stronghold within five (5) Business Days of receiving the invoice.  If the Actual Payment Amount is greater than 0, Stronghold will pay to BMS an amount equal to the Actual Payment Amount within two (2) Business Days of the True-up Date.

3.4.	Stronghold and BMS shall provide information regarding their fiat accounts and bitcoin public key addresses to be used for payments required hereunder via separate cover.

3.5.
All fees are exclusive of taxes, including, but not limited to, sales, use, transfer, privilege, excise, VAT, GST, consumption and other similar taxes, fees, duties, governmental assessments, impositions and levies imposed on the transaction in question (including, without limitation, access and use of the Bitcoin Miners and PDUs and the delivery of Services), all of which BMS shall pay in full, or reimburse Stronghold for payments made on BMS’s behalf; provided that BMS shall not be liable for taxes arising from Stronghold’s income.  Any payments due to Stronghold shall be accounted for in accordance with this Section 3.

3.6.
Deposit. BMS will deposit with Stronghold simultaneously with the execution of this Agreement the sum of US$7,800,000.00 (the “Deposit”) (equal to US$70 per MW multiplied by 50 MW and ninety-three (93) days (three (3) months) and twenty-four (24) hours), which Deposit, inclusive of any accrued and unpaid interest, shall be returned to BMS within one (1) Business Day following the end of the Hosting Term.

3.7.
The Deposit shall bear interest at a rate per annum equal to the Interest Rate.  Accrued interest on the Deposit shall be payable in arrears on each applicable Interest Payment Date; provided that (i) interest accrued pursuant to this Section 3.7 shall be payable on demand and (ii) at the time the Deposit is returned to BMS pursuant to Section 3.6, accrued interest on the Deposit shall be payable on the date of such return.

3.8.
The accrued interest on the Deposit shall be due and payable in kind on each Interest Payment Date.  Notwithstanding the foregoing or anything to the contrary contained herein, so long as no Event of Default has occurred and is continuing, on each date on which interest is to be paid in accordance with Section 3.7, such interest shall be paid in kind on each such date by capitalizing and adding such interest to the then outstanding amount of the Deposit (“PIK Interest”) and any interest to be so capitalized pursuant to this Section 3.8 shall be capitalized on the relevant date provided for payment herein and added to the then outstanding amount of the Deposit so as to increase the amount of the Deposit, which Deposit amount shall be refunded in accordance with Section 3.6.  For purposes of this Agreement, from the date so capitalized, PIK Interest capitalized pursuant to this Section 3.8 shall bear interest in accordance with this Section 3.8 as if it had originally been part of the amount of the Deposit and all references herein to the amount of the Deposit shall include PIK Interest.

3.9.
To the extent permitted by law and notwithstanding anything to the contrary in this Section 3, upon the occurrence and during the continuance of an Event of Default, the principal of, and all accrued and unpaid interest on, the Deposit shall bear interest, from the date such Event of Default occurred until the date such Event of Default is cured or waived in writing in accordance herewith, at a rate per annum equal at all times to 24.0%.

4.	Access.

4.1.
Access to Facilities.  Other than as provided in Section 2.4, BMS shall not be permitted access to Scrubgrass other than through a supervised tour and upon prior written notice to Stronghold no less than forty-eight (48) hours in advance and such access shall occur during normal business hours.  BMS may be permitted supervised access to Scrubgrass to provide repairs to Bitcoin Miners and PDUs that are not in working order or “Economically Obsolete,” in accordance with 2.2.2 above, or to replace any Bitcoin Miner or PDU at the request of BMS in accordance with Section 5.3.  BMS will be solely responsible for any damage or loss caused by anyone acting for or on its behalf while at the Mining Facility except to the extent of any contributory negligence on the part of Stronghold.

4.2.
Hazardous Conditions.  If, in the reasonable discretion of Stronghold, its employees, or its agents, any hazardous conditions arise on, from, or affecting Scrubgrass, Stronghold is hereby authorized to suspend service under this Agreement for the affected site without subjecting Stronghold to any liability.  Stronghold shall provide written notice of any such suspension of service to BMS within a reasonable time.  In the event of an emergency, and upon prior written notice to BMS, Stronghold may rearrange, remove, or relocate Bitcoin Miners and PDUs without any liability to BMS.  For the avoidance of doubt, BMS shall not be liable or responsible for any obligations under this Agreement during such period of suspended service.

4.3.
Intermittent Outages.  BMS acknowledges that Stronghold may curtail the Bitcoin Miners and PDUs upon the occurrence and continuation of a Force Majeure event, during outages for maintenance purposes, in the event Stronghold identifies a hazardous condition, or if Stronghold determines that it is in the best interest of, and more economical for, all Parties to the Agreement to sell power to the grid.  Stronghold agrees to provide written notice to BMS of any of the foregoing events, as specified in this Agreement.

5.	Removal, Relocation and Replacement of the Bitcoin Miners and PDUs.

5.1.
Relocation by Stronghold.  Stronghold may, from time to time, relocate Bitcoin Miners and PDUs within Scrubgrass to the extent Stronghold reasonably determines that such relocation is necessary to protect the Bitcoin Miners and PDUs from hazardous conditions, due to commercially unacceptable interference (as defined in Section 5.2), or to perform maintenance work on the Bitcoin Miners and PDUs.  Stronghold agrees to provide written notice of any such relocation as soon as reasonably practical (or as set forth in Section 5.2 for commercially unacceptable interference).  Stronghold must receive prior written approval from BMS to relocate the Bitcoin Miners and PDUs for any other reason.  In any case, the site of relocation shall afford comparable environmental conditions for the Bitcoin Miners and PDUs, comparable accessibility to the Bitcoin Miners and PDUs, and comparable security conditions for the Bitcoin Miners and PDUs.  Stronghold shall not arbitrarily or capriciously relocate the Bitcoin Miners and PDUs.  If the Bitcoin Miners and PDUs are relocated according to this Section 5.1, the cost of relocating the Bitcoin Miners and PDUs shall be borne exclusively by Stronghold.

5.2.
Commercially Unacceptable Interference.  If at any time any Bitcoin Miners and PDUs cause commercially unacceptable interference to other equipment at Scrubgrass and such interference cannot be cured within ten (10) days, Stronghold may, with prior written notice to BMS, relocate such Bitcoin Miners and PDUs at BMS’s sole expense.  Interference as used herein means either (i) damages to Stronghold network infrastructure, (ii) damages to energy sources throughout Scrubgrass, and/or (iii) significant negative impact on other miners’ hash rate performance or (iv) to other equipment, goods or material at Scrubgrass

5.3.
Equipment Removal and Replacement.  During the Term or any renewal Term, BMS shall have the right to replace Bitcoin Miners and PDUs at Scrubgrass if BMS reasonably determines that such replacement will be economically beneficial.  For the avoidance of doubt, a replacement Bitcoin Miner will be deemed economically beneficial if such replacement Bitcoin Miner (i) has the same or higher hash rate capacity as the replaced Bitcoin Miner and (ii) has the same or better efficiency than the replaced Bitcoin Miners and PDUs.  In that event, Stronghold agrees, at BMS’s sole cost upon not less than thirty (30) Business Days’ notice, to remove the Bitcoin Miners and PDUs that are being replaced and arrange for the delivery of such removed Bitcoin Miners and PDUs to BMS upon the delivery by BMS of the replacement Bitcoin Miners and PDUs to Stronghold at Scrubgrass.

6.	BMS Responsibilities.

6.1.
Insurance.  BMS acknowledges that Stronghold is not an insurer, and the Bitcoin Miners and PDUs in respect of which BMS holds title are not covered by any insurance policy held by Stronghold.  BMS is responsible for obtaining insurance coverage for such Bitcoin Miners and PDUs for up to the full replacement cost of the Bitcoin Miners and PDUs during the Hosting Term, and BMS’s failure to maintain the insurance coverage as required by this provision shall be a material breach of this Agreement.  BMS shall assume responsibility for all costs related to damage to Stronghold’s personnel and/or property as a result of BMS’s gross negligence.  In respect of those Bitcoin Miners and PDUs covered by BMS, BMS’s insurance must be primary and non-contributory with respect to the Bitcoin Miners and PDUs and shall contain a waiver of subrogation clause in favor of Stronghold and shall name Stronghold as an additional insured.

6.2.
Equipment in Good Working Order.  BMS represents and warrants that all Bitcoin Miners and PDUs delivered to Stronghold under the Agreement are functioning properly and suitable for use at the Mining Facility.  To the extent that any Bitcoin Miner or PDU is deemed to be malfunctioning because that Bitcoin Miner or PDU fails to perform properly (“Nonconforming”), BMS may direct Stronghold to attempt to repair that Nonconforming Bitcoin Miner or PDU with all spare parts to be provided by BMS or may replace that Nonconforming Bitcoin Miner or PDU with a Replacement Bitcoin Miner or PDU provided at BMS’s sole cost and expense.  It is understood that BMS is responsible for any costs associated with the troubleshooting and repair of Nonconforming Bitcoin Miners and PDUs including labor, parts and replacement of Nonconforming Bitcoin Miners or PDUs.  Stronghold is not responsible in any way for installation delays or loss of profits as a result of Nonconforming Bitcoin Miners or PDUs.  Once the Bitcoin Miners and PDUs are delivered by BMS to Stronghold, confirmed by both Parties hereto to be in good working order, and installed and operational, Stronghold shall ensure the ongoing services as stated in this Agreement.  For the avoidance of doubt, this provision shall not apply in the event any defect and/or unsuitability of use of the Bitcoin Miners or PDUs is caused by the gross negligence or willful misconduct of Stronghold.

6.3.
Compliance with Laws.  BMS’s use of Scrubgrass and the Associated Equipment located at the Scrubgrass shall conform to all applicable Law, including international Law, the Law of the jurisdictions in which BMS is doing business and where Scrubgrass is located.  As used herein, “Law” means any law, statute, rule, protocol, procedure, exchange rule, tariff, decision, requirement, writ, order decree or judgement adopted by or any interpretation hereof by any court, government agency, regulatory body, instrumentality or any other entity, including an electric utility, retail electric provider, regional transmission organization or independent system operator.  In the event that there is a new Law or a change in Law that causes Stronghold to directly or indirectly incur new or additional costs in connection with this Agreement, which cost exceeds more than $10,000 per month, Stronghold shall notify BMS as soon as reasonably practicable, and BMS shall have ten (10) days to decide whether to accept or reject such pass through costs.  If BMS rejects the pass through costs, then either Party may terminate this Agreement without incurring further liabilities or obligations to the other Party (notwithstanding obligations due prior to and up until the time where notice of termination is provided).  If BMS does not reject the pass through costs, then Stronghold may pass through such costs to BMS without markup.  BMS shall timely cooperate in any audit or review of BMS’s compliance with the terms hereof conducted by or on behalf of Stronghold, responding accurately and completely to all inquiries, and providing any requested documents.

7.	Limitation of Liability.

7.1.
STRONGHOLD MAKES NO WARRANTIES OR GUARANTEES RELATED TO THE AVAILABILITY OF THE SERVICES OR THE OPERATING TEMPERATURE OF SCRUBGRASS.  THE SERVICES AND THE MINING FACILITY PROVIDED BY STRONGHOLD ARE PROVIDED “AS IS.” STRONGHOLD DOES NOT PROVIDE MECHANICAL COOLING OR BACKUP POWER AND THE FACILITY IS SUBJECT TO SWINGS IN LOCAL TEMPERATURE, WIND, HUMIDITY, ETC.  INTERNET ACCESS IS NOT REDUNDANT OR PROTECTED AND IS NOT GUARANTEED AT ALL TIMES.

7.2.
THE PARTIES HERETO MAKE NO WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, (A) WARRANTY OF MERCHANTABILITY; (B) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; OR (C) NON-INFRINGEMENT; OR (D) WARRANTY AGAINST INTERFERENCE.  STRONGHOLD DOES NOT WARRANT THAT (A) THE SERVICE SHALL BE AVAILABLE 24/7 OR FREE FROM INTERRUPTIONS; OR (B) THE SERVICE SHALL PROVIDE ANY FUNCTION NOT DESIGNATED HEREIN OR IN ANY OTHER DOCUMENTATION.  STRONGHOLD DOES NOT WARRANT THAT THE ASSOCIATED EQUIPMENT SHALL MEET BMS’S REQUIREMENTS OTHER THAN AS SET OUT HEREIN.  STRONGHOLD DOES NOT WARRANT THAT THE SERVICES WILL BE UNINTERRUPTED, ERROR-FREE, OR COMPLETELY SECURE.

7.3.
BMS further acknowledges that cryptocurrency price movements, mining difficulty adjustments, blockchain network forks, blockchain network attacks, blockchain service interruptions, protocol functionality upgrades and modifications, changes in Law, and legal and regulatory risks (“External Risks”) could have a material adverse impact on the value of cryptocurrencies, cryptocurrency mining, the Bitcoin Miners and PDUs, and the Hosting Services.  Each Party assumes responsibility for all respective External Risks, and further, each Party hereby disclaims all liability for any losses that may arise from the other Party as a result thereof, unless otherwise indicated in this Agreement.

7.4.
STRONGHOLD DOES NOT AND CANNOT CONTROL THE FLOW OF DATA TO OR FROM STRONGHOLD’S NETWORK AND OTHER PORTIONS OF THE INTERNET, OR ON ANY BLOCKCHAIN NETWORK.  SUCH FLOW DEPENDS IN LARGE PART ON THE PERFORMANCE OF INTERNET SERVICES PROVIDED OR CONTROLLED BY THIRD PARTIES.  AT TIMES, ACTIONS OR INACTIONS OF SUCH THIRD PARTIES CAN IMPAIR OR DISRUPT BMS’S CONNECTIONS TO THE INTERNET (OR PORTIONS THEREOF).  ALTHOUGH STRONGHOLD WILL USE COMMERCIALLY REASONABLE EFFORTS TO TAKE ALL ACTIONS IT DEEMS APPROPRIATE TO REMEDY AND AVOID SUCH EVENTS, STRONGHOLD CANNOT GUARANTEE THAT SUCH EVENTS WILL NOT OCCUR.  ACCORDINGLY, STRONGHOLD DISCLAIMS ANY AND ALL LIABILITY RESULTING FROM OR RELATED TO SUCH EVENTS.

7.5.
EXCEPT FOR LIABILITIES ARISING OUT OF STRONGHOLD’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, STRONGHOLD SHALL HAVE NO OBLIGATION, RESPONSIBILITY, OR LIABILITY FOR ANY OF THE FOLLOWING: (A) ANY INTERRUPTION OR DEFECTS IN THE BITCOIN MINERS OR PDUS CAUSED BY FACTORS OUTSIDE OF STRONGHOLD’S REASONABLE CONTROL; (B) AND LOSS, DELETION, OR CORRUPTION OF BMS’S DATA OR FILES; (C) ANY LOST REVENUE OR PROFITS TO BMS DURING NETWORK OR POWER OUTAGES, LIMITATIONS, OR CURTAILMENT, BITCOIN MINER OR PDU FAILURES, OR OTHER FACTORS OUTSIDE OF STRONGHOLD’S CONTROL; (D) DAMAGES RESULTING FROM ANY ACTIONS OR INACTIONS OF BMS OR ANY THIRD PARTY NOT UNDER STRONGHOLD’S CONTROL; OR (E) DAMAGES RESULTING FROM BITCOIN MINERS, PDUS OR ANY THIRD-PARTY EQUIPMENT.

7.6.
Disclaimers.  BMS understands and acknowledges that, in some situations, Bitcoin Miner or PDU functionality may be unavailable due to factors outside of Stronghold’s reasonable control.  This includes, but is not limited to network failures, pool operator failures, denial of service attacks, currency network outages, blockchain network outages or failures, hacking or malicious attacks on the crypto networks or exchanges, power outages, or acts of God.  NOTWITHSTANDING SECTION 7.5 OF THIS AGREEMENT, STRONGHOLD SHALL HAVE NO OBLIGATION, RESPONSIBILITY, AND/OR LIABILITY FOR ANY INTERRUPTION OR DEFECTS IN ASSOCIATED EQUIPMENT FUNCTIONALITY. NOTWITHSTANDING SECTION 7.5 OF THIS AGREEMENT, IN NO EVENT SHALL STRONGHOLD HAVE ANY LIABILITY UNDER ANY CIRCUMSTANCES FOR: (A) ANY LOSS, DELETION, OR CORRUPTION OF BMS’S DATA OR FILES WHATSOEVER; (B) ANY LOST REVENUE TO BMS DURING OUTAGES, CURTAILMENT EQUIPMENT FAILURES, ETC.; (C) ANY INTERNET FAILURE OR OUTAGE; (D) DAMAGES RESULTING FROM ANY ACTIONS OR INACTIONS OF BMS OR ANY THIRD PARTY NOT UNDER STRONGHOLD’S CONTROL; (E) DAMAGES RESULTING FROM ANY THIRD-PARTY EQUIPMENT; OR (F) UNFORESEEABLE DELAYS OR ISSUES THAT MIGHT CAUSE THE MINING FACILITY NOT TO BE PREPARED TO INSTALL AND HOST THE BITCOIN MINERS, PDUS AND OTHER BMS EQUIPMENT CONTEMPLATED TO BE DELIVERED HEREUNDER IMMEDIATELY UPON ARRIVAL OR WITHIN THE TIMELINE EXPECTED BY BMS, OR ANY LOSS OF PROFITS OR INCURRENCE OF EXPENSES RELATED TO SUCH DELAYS IN DELIVERY.

8.
Limitations on Liability.  IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON, FIRM, OR ENTITY IN ANY RESPECT, FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, RELIANCE, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOSS OF PROFITS OF ANY KIND OR NATURE WHATSOEVER, LOSS OF BUSINESS, LOSS OF DATA OR COST OF COVER OF ANY KIND OR NATURE WHATSOEVER, ARISING OUT OF OR RELATING TO THE SUBJECT OF THIS AGREEMENT INCLUDING MISTAKES, NEGLIGENCE, ACCIDENTS, ERRORS, OMISSIONS, INTERRUPTIONS, OR DEFECTS IN TRANSMISSION, OR DELAYS, INCLUDING, BUT NOT LIMITED TO, THOSE COSTS AND LIABILITIES WHICH MAY BE CAUSED BY REGULATORY OR JUDICIAL AUTHORITIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OBLIGATIONS OF SUCH PARTY PURSUANT TO THIS AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY THEREOF. EXCEPT FOR LIABILITIES ARISING OUT OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, EACH PARTY’S LIABILITIES UNDER THIS AGREEMENT, WHETHER UNDER CONTRACT LAW, TORT LAW, WARRANTY, OR OTHERWISE, SHALL BE LIMITED TO DIRECT DAMAGES NOT TO EXCEED $1,000,000.00.

9.	Indemnity.

9.1.
BMS shall indemnify, hold harmless and defend Stronghold and their respective affiliates, subsidiaries, employees, agents, directors, owners, executives, representatives, and subcontractors from any and all third-party liability, claim, judgement, loss, cost, expense or damage, including reasonable attorneys’ fees and legal expenses, arising out of or relating to the Bitcoin Miners, PDUs or BMS’s use, management, upgrade, and/or modification thereof, the operation of the Bitcoin Miners or PDUs, any damage to Bitcoin Miners or PDUs which occurs during the de-installation, storage or packing processes, and for any injuries or damages sustained by any person or property due to any direct or indirect act, omission, negligence or misconduct of BMS, its agents, representatives, employees, contractors and their employees and subcontractors and their employees, including due to a breach of this Agreement by BMS.

9.2.
Stronghold shall indemnify, hold harmless and defend BMS, its subsidiaries, employees, agents, directors, owners, executives, representatives, and subcontractors from any and all third-party liability, claim, judgement, loss, cost, expense or damage, including reasonable attorneys’ fees and legal expenses, arising out of or relating to any direct or indirect act, omission, negligence or misconduct of Stronghold, its agents, representatives, employees, contractors and their employees and subcontractors and their employees, including due to a breach of this Agreement by Stronghold.

9.3.
Neither Stronghold nor BMS shall enter into any settlement or resolution with a third party related to any claim arising from or related to this Agreement for which an indemnification obligation attaches under this Section 9.3 without the other Party’s prior written consent, which shall not be unreasonably withheld.

10.	Confidentiality.

10.1.
Protection of Information.  During the Term of this Agreement, each party (as applicable, the “Disclosing Party”) may share or otherwise make available its confidential or proprietary information, whether written or oral, or that of a third party (“Confidential Information”) with the other Party (the “Receiving Party”) for purposes of performing under this Agreement or discussing other business opportunities of mutual interest.  The Receiving Party agrees, at all times during the Hosting Term of this Agreement and thereafter, to hold in confidence, and using not less than the same standard of care that Receiving Party uses to protect its own Confidential Information of a similar nature but in no event less than reasonable care, and not to (i) use, except to the extent necessary to perform under this Agreement, or (ii) disclose to any person, firm, corporation or other entity (other than Receiving Party’s directors, officers, employees, professional advisers, consultants, subcontractors and other agents with a need to know and who are bound by obligations of confidentiality substantially as restrictive as those set forth in this Agreement (“Representatives”)), without written authorization from the Disclosing Party in each instance, any of the Disclosing Party’s Confidential Information obtained or accessed during the Term of this Agreement.  If the Receiving Party learns or has reason to believe that Confidential Information of the Disclosing Party has been used, disclosed or accessed by an unauthorized party or lost or misplaced, the Receiving Party will immediately give notice of such event to the Disclosing Party.

10.2.
Exceptions; Compulsory Disclosure.  The obligations imposed on the Receiving Party by this Section 10.2 will not apply to any information that: (i) is already in the possession of the Receiving Party as shown by documentation dated prior to the date hereof; (ii) is or becomes publicly available through no fault of the Receiving Party; (iii) was independently developed by the Receiving Party without any use of or reference to the Disclosing Party’s Confidential Information; or (iv) is obtained from a third person without breach by such third person of an obligation of confidence with respect to the Confidential Information disclosed.  In the event the Receiving Party is requested pursuant to, or required by, law, legal order or regulatory obligation, to disclose any Confidential Information of the Disclosing Party, the Receiving Party shall be permitted to disclose Confidential Information subject to the following requirements: (a) except to the extent prohibited by law, the Receiving Party has provided the Disclosing Party with prompt notice of such disclosure in order to enable Disclosing Party to seek a protective order or otherwise prevent or restrict such disclosure and has reasonably cooperated with Disclosing Party with respect thereto, at Disclosing Party’s sole cost.

10.3.
Exclusions; Survival.  Section 11.11 is not applicable to breaches of this Section 10.3.  This Section 10.3 shall survive the termination of this Agreement for a period of one (1) year after the termination of the Agreement; provided, however, trade secrets of the Disclosing Party shall remain secret for so long as the Disclosing Party holds them as so.

11.	Miscellaneous.

11.1.
Representations.  Each of the Parties hereto represents and warrants that (i) it is duly formed as an entity in good standing under the law of the state of its formation and is authorized to do business in the locations contemplated herein, (ii) it has the requisite power, authorization and authority to enter into this Agreement; and (iii) the execution of this Agreement is a legal, valid and binding obligation on the Parties.  The execution and delivery of, and performance of the obligations under and with respect to this Agreement (A) have been duly authorized by all necessary actions on the part of such Party, (B) do not contravene, violate, or constitute a default under any applicable Law, any of such Party’s organizational documents, or any agreement, indenture, or other instrument to which such Party is a party or by which it may be bound, (C) do not require the approval of or notice to any governmental authority, (D) not violate any applicable Laws or regulations, or cause a breach of any agreements with any third parties.

11.2.	Reserved.

11.3.
BMS Representations.  BMS represents and warrants that, to BMS’s knowledge, that it owns and has good title to the Bitcoin Miners and PDUs free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance.  BMS further represents and warrants the neither it or any of its subsidiaries nor, to BMS’s knowledge, any director, officer, agent, employee, affiliate, or person acting on behalf of BMS or its subsidiaries: has violated or will violate any applicable anti-bribery or anti-corruption Law, including the U.S. Foreign Corruption Practices Act; has violated or will violate any applicable money laundering Laws; or is or will become subject to any U.S. sanctions administered by the Office of Foreign Asset Control of the U.S. Treasury Department.  BMS represents and warrants that it will comply with all obligations required by any software used by the Bitcoin Miners and PDUs or to monitor the performance of or to configure the Bitcoin Miners and PDUs under this Agreement.  BMS represents and warrants that BMS will own, control and operate its own digital asset wallet that it will use to receive proceeds of mining by its Bitcoin Miners under this Agreement, that BMS is solely and exclusively responsible to secure and protect that wallet, and that BMS will not engage or permit any transaction involving, relating to, originating, or terminating in that wallet or any public network address controlled or created thereby, that is illegal, immoral, unethical, or violates any Laws, or harms any third party.  BMS represents and warrants that its Bitcoin Miners, PDUs and the proceeds therefrom will be used at all times in a manner that is compliant with all applicable laws and regulations, and only for lawful purpose.  BMS represents and warrants that it will not allow its right and title to the Bitcoin Miners or PDUs to be impaired by making any pledge of the Bitcoin Miners or PDUs to secure any obligation, allowing any lien to be created against the Bitcoin Miners or PDUs, or granting any security interest or similar legal interest to any party that would give any other party besides BMS full legal right title and interest in the Bitcoin Miners or PDUs without the express prior written consent of Stronghold.  BMS represents and warrants that it has exclusive control over firmware operating the Bitcoin Miners and that it takes full responsibility for the results of any firmware upgrades that may damage or impair the use of any Bitcoin Miners that may affect the operation of any other equipment, or that may violate any Laws.  BMS will comply at all times with all applicable laws and regulations.  BMS acknowledges that Stronghold exercises no control whatsoever over the content of the information passing through BMS’s Bitcoin Miners, or the cryptocurrency transactions that may be created by or pass through the Bitcoin Miners.

11.4.
Stronghold Representations.  Stronghold represents and warrants that it will provide the Hosting Services at Scrubgrass in a professional and workmanlike manner consistent with the terms and conditions of this Agreement.  Except as expressly set forth herein, STRONGHOLD MAKES NO WARRANTIES OR GUARANTEES RELATED TO THE AVAILABILITY OF HOSTING SERVICES OR OPERATING TEMPERATURE OF THE SCRUBGRASS FACILITY. THE HOSTING SERVICES AND FACILITY ARE PROVIDED ON AN “AS-IS” BASIS. STRONGHOLD DOES NOT PROVIDE MECHANICAL COOLING OR BACKUP POWER AND THE SCRUBGRASS FACILITY IS SUBJECT TO SWINGS IN LOCAL TEMPERATURE, WIND, HUMIDITY, AND OTHER CONDITIONS. SERVICE PROVIDER MAKES NO WARRANTIES, WITH RESPECT TO GOODS AND SERVICES SUBJECT TO THIS AGREEMENT, INCLUDING AND (A) WARRANTY OF MERCHANTABILITY; (B) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (C) WARRANTY OF NONINFRINGEMENT AND (D) WARRANTY AGAINST INTERFERENCE. STRONGHOLD DOES NOT WARRANT THAT (A) THE HOSTING SERVICE WILL BE FREE FROM INTERRUPTION; (B) THE HOSTING SERVICE WILL MEET BMS’S REQUIREMENTS OTHER THAN AS EXPRESSLY SET FORTH HEREIN; OR (C) THE HOSTING SERVICE WILL PROVIDE ANY FUNCTION NOT EXPRESSLY DESIGNATED AND SET FORTH HEREIN.

11.5.
Whole Agreement.  This Agreement represents the whole agreement between the Parties with respect to the subject matter herein and supersede and replace all prior or contemporaneous communications, agreements and understandings between them related thereto.  The Parties have not made or relied upon any representations, understandings, or other agreements other than those contained in this Agreement.  No course of prior dealing between the parties shall be relevant or admissible to supplement, explain, or vary any of the terms of this Agreement.  BMS acknowledges and agrees that it has not, and will not, rely upon any representations, understandings or other agreements not specifically set forth in this Agreement.

11.6.
Waiver, Severability.  The waiver of any breach or default does not constitute the waiver of any subsequent breach or default.  If any provision of this Agreement is held to be illegal or unenforceable, it shall be deemed amended to conform to the applicable laws or regulations, or, if it cannot be so amended without materially altering the intention of the parties, it shall be stricken and the remainder of this Agreement shall continue in full force and effect.

11.7.	Amendment. Amendments, modifications, or supplements to this Agreement must be in writing signed by authorized representatives of both Parties.

11.8.
Force Majeure.  Neither Party shall be liable in any way for delay, failure in performance, loss or damage due to any of the following force majeure conditions; fire, strike, embargo, explosion, power failure, flood, lightning, war, water, electrical storms, labor disputes, civil disturbances, governmental regulations, orders, decrees, enforcement actions or other requirements, acts of civil or military authority, acts of God, acts of public enemies, changes in laws or regulations in any way adversely affecting Scrubgrass, government acts or orders in any way adversely affecting Scrubgrass, a regulatory change in any way adversely affecting Scrubgrass, losses of power at Scrubgrass not reasonably foreseeable by Stronghold, line-breaks to the Bitcoin Miners, PDUs and/or other equipment at Scrubgrass not reasonably foreseeable by Stronghold, or other causes beyond its reasonable control, whether or not similar to the foregoing.

11.9.
Exclusive Jurisdiction and Venue.  Each Party hereby irrevocably consents and agrees that any legal action, suit or proceeding arising out of or in any way in connection with this Agreement may be instituted or brought in the courts of the State of New York or in the United States District Court for the Southern District of New York, and by execution and delivery of this Agreement, each party hereby irrevocably accepts and submits to, for itself and in respect of its property, generally and unconditionally, the non-exclusive jurisdiction of any such court, and to all proceedings in such courts.  The Parties hereby expressly waive any objections to venue on forum non conveniens grounds.

11.10.
Governing Law.  This agreement shall be governed by the internal laws of the State of New York (without regard to the conflict of laws principles of such state, except as to the effect of Sections 5-1401 and 5-1402 of the New York General Obligations Law).

11.11.
WAIVER OF JURY TRIAL.  EACH PARTY HEREBY, TO THE FULLEST EXTENT PERMITTED BY LAW, WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

11.12.
Relationship of the Parties.  The Parties agree that their relationship hereunder is in the nature of independent contractors.  Neither Party shall be deemed to be the agent, partner, joint venturer nor employee of the other, and neither shall have any authority to make any agreements or representations on the other’s behalf.  Each Party shall be solely responsible for the payment of compensation, insurance and taxes of its own personnel, and such personnel are not entitled to the provisions of any employee benefits from the other party.  Neither Party shall have any authority to make any agreements or representations on the other’s behalf without the other’s written consent.  Additionally, Stronghold shall not be responsible for any costs and expenses arising from BMS’s performance of its duties and obligations pursuant to this Agreement, and BMS shall not be responsible for any costs and expenses arising from Stronghold’s performance of its duties and obligations pursuant to this Agreement.

11.13.
Third-Party Beneficiaries.  Nothing in this Agreement is intended, nor shall anything herein be construed to confer any rights, legal or equitable, in any person or entity other than the Parties hereto and their respective successors and permitted assigns.

11.14.
Interpretation.  Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation and construction of this Agreement, and this Agreement shall be construed as having been jointly drafted by the parties.  The titles and headings for particular paragraphs, sections and subsections of this Agreement have been inserted solely for reference purposes and shall not be used to interpret or construe the terms of this Agreement.

11.15.
Counterparts.  This Agreement may be executed in one or more counterparts delivered electronically, each of which shall be deemed an original, but which together shall constitute one and the same document.

11.16.
Survival.  Other than the survival period set forth in Section 10 which shall supersede this Section 11.16, only Sections 2.3, 2.4, 2.5, 2.6, 3, 7, 8, 9, 11.10, 11.11, 11.14 and 11.19 shall survive termination of this Agreement.

11.17.
Assignment.  This Agreement shall inure to the benefit of the Parties’ successors and assigns and no merger, sale of all or substantially all assets or stock or other transfer shall terminate this Agreement.  Neither Party shall assign this Agreement or its rights hereunder without the prior written consent of the other Party, which consent may be withheld in the exercise of its sole discretion.

11.18.	Notice. All written notices required to be given by any Party under this Agreement shall be given via email to the Parties at the email address set forth below.

Stronghold

Email: matthew.smith@strongholddigitalmining.com and
 tom.tyree@strongholddigitalmining.com for written notices;
 tom.tyree@strongholddigitalmining.com and
 accountspayable@strongholddigitalmining.com for invoices

BMS

Email: bgagnon@bitfarms.com; posorio@bitfarms.com, jlucas@bitfarms.com and all invoices to payable@bitfarms.com

11.19.
Intellectual Property: Except for the rights expressly granted herein, this Agreement does not transfer from Stronghold to BMS any Stronghold technology, and all right, title and interest in and to Stronghold technology will remain solely with Stronghold.  Except for the rights expressly granted herein, this Agreement does not transfer from BMS to Stronghold any BMS technology, and all right, title and interest in and to BMS technology will remain solely with BMS.  The Parties each agrees that it will not, directly or indirectly, reverse engineer, decompile, disassemble or otherwise attempt to derive source code or other trade secrets from the other Party.

11.20.
Bi-lateral Non-interference.  The Parties each warrants that neither Party shall interfere with the operations of the other unless otherwise provided in this Agreement, or unless required by Law, or a legal order, or to prevent an emergency that would impact safety, security, or property rights.

11.21.
Further Assurances.  Each Party agrees to provide such information, execute and deliver any instruments and documents and to take such other actions as may be necessary or reasonably requested by the other Party which are not inconsistent with the provisions of this Agreement and which do not involve the assumptions of obligations other than those provided for in this Agreement in order to give full effect to this Agreement and to carry out the intent of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

STRONGHOLD DIGITAL MINING HOSTING, LLC

By:	/x/ Gregory Beard
Name: Gregory A. Beard
Title: Authorized Person

BACKBONE MINING SOLUTIONS LLC..

By:	/x/ Jeffrey Lucas
Name: Jeffrey Lucas
Title: President & Chief Financial Officer

[Signature Page to Hosting Agreement]

EXHIBIT A

BMS EQUIPMENT

Miner Model	TH per Miner	Total # of Units	Total PH/s
Bitmain T21 Miners, or similar	190-233	10,000	1,900 – 2,330
Total		10,000	1,900 – 2,330

PDU Model	Total # of Units
BITF-150-415V-RPDU, or similar	850
Total	850

Ex. A-1

EXHIBIT B

DEFINED TERMS

“Actual Payment Amount” means the BMS Share of Power Revenue (as defined herein) minus the BMS Share of Cost (as defined herein) minus reimbursement for taxes set forth in Section 3.5 plus the Upfront Monthly Payment.

“Agreement Cost of Power” means the amount determined by calculating the quotient of a) “Agreement Dollar Cost of Power” (defined herein) multiplied by 110% and b) “Calculation MWh” (defined herein).

“Agreement Dollar Cost of Power” means all fuel costs, operations and maintenance expenses, general and administrative expenses, and financing charges incurred by the plant, with the following adjustments and exceptions: (i) sales to Pennsylvania Tier II Alternative Energy Credits will be excluded from the reported fuel cost, and they will be replaced with an accrual calculated as the product of the difference of the Calculation MWh and the number of megawatt-hours imported from the grid, a 0.85 factor, and the weighted-average net price received by Stronghold for its 100,000 most-recently sold Pennsylvania Tier II Alternative Energy Credits; (ii) the cost of importing power from the grid, which is netted out of revenue for the purposes of reporting, will increase the Agreement Dollar Cost of Power; (iii) capacity revenue will be added back, reducing the Agreement Dollar Cost of Power; (iv) reactive energy revenue will be added back, reducing the Agreement Dollar Cost of Power; (v) revenue from sales of ash will be added back, reducing the Agreement Dollar Cost of Power; (vi) any general and administrative expenses of Stronghold that flow through the books of Scrubgrass, will be excluded from the Agreement Dollar Cost of Power; (vii) any one-time costs, including major plant upgrades, may be excluded from the Agreement Dollar Cost of Power; and (viii) depreciation, amortization, impairments, and other similar non-cash expenses will not be included in the Agreement Dollar Cost of Power.

“Agreement Revenue” means “Mining Revenue” (as defined herein) plus “Power Revenue” (as defined herein).

“Associated Equipment” means electrical infrastructure at Scrubgrass that facilitates the operation of the Bitcoin Miners and/or PDUs and does not otherwise include the power generation facility.

“Average Grid Price” means the average grid pricing realized at Scrubgrass.

“Average Monthly Transaction Fees as a % of Block Reward” means the average of the daily Bitcoin network transaction fees during the month (per https://explorer.btc.com/stats/fee).

“Business Day” means a day other than a day on which the banks in Toronto, Ontario, Canada, the State of New York or the State of Delaware are authorized or obligated to be closed.

“Calculation MWh” means the sum of the number of megawatt hours sold to the grid and the number of megawatt hours delivered to the Mining Facility.

Ex. B-1

“Curtailment Electricity” means, in respect of each hour when Stronghold elects to curtail the Bitcoin Miners, the amount calculated by determining the difference between (x) the average number of megawatts used by the Bitcoin Miners and the Associated Equipment over the most recent twenty-four (24)-hour period and (y) the number of megawatts used by the Bitcoin Miners and the Associated Equipment for the hour then-being measured.

“BMS Share” equals 50%.

“BMS Share of Cost” mean the product of the Total Cost and the BMS Share.

“BMS Share of Mining Revenue” means the product of the Mining Revenue and the BMS Share.

“BMS Share of Power Revenue” means the product of the Power Revenue and the BMS Share.

“Grid Fees” means fees in addition to the Average Grid Price that may be charged at Scrubgrass, additional fees that may be charged from time to time in respect of balancing transmission congestion, balancing transmission losses and balancing operating revenue.

“Hash Price” shall mean the quotient of (x) the product of the average daily close Bitcoin price during the month (per https://finance.yahoo.com/quote/BTC-USD/history?p=BTC-USD) and the prevailing block subsidy and 86,400,000,000,000,000 and (1+ Average Monthly Transaction Fees as a % of Block Reward and (y) the product of the average difficulty (per https://btc.com/stats/diff) and 4,294,967,296.

“Implied Bitcoin Mining Revenue” means the quotient of (x) the product of Hash Price and 1,000,000 and (y) the product of “Specification Miner Efficiency” (as defined herein) and 24.36.

“Interest Period” means the period commencing on the date BMS provides the Deposit to Stronghold pursuant to Section 3.6 of the Agreement and ending on the last Business Day of each March, June, September and December (commencing with the last Business Day of the first full calendar quarter ended after the date hereof); provided that no Interest Period shall extent beyond the date the Deposit is refunded pursuant to Section 3.6 of the Agreement.

“Interest Rate” means an interest rate per annum equal to (i) the sum of the SOFR Rate and 1.00%.

“Interest Payment Date” means the last day of each calendar quarter therefor and the date on which the Deposit is refunded pursuant to Section 3.6.

“Mining Facility” means the data center collocated at Scrubgrass.

“Mining Revenue” means the revenue generated, collectively, by all of the Bitcoin Miners expressed in terms of total Bitcoins produced multiplied by the price of Bitcoin on Coinbase.com at 4:00 p.m. Eastern time on a given date.

Ex. B-2

“Monthly Service Fees” means Profit multiplied by the BMS Share for each month.

“Power Revenue” means the product of a) Curtailment Electricity and b) the Average Grid Price less Grid Fees, as calculated on an hourly basis during each month (i.e., Curtailment Electricity x (Average Grid Price – Grid Fees).

“Profit” means the difference between Agreement Revenue and “Total Cost” (as defined herein) (i.e., Agreement Revenue – Total Cost).

“SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“SOFR Rate” means the SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic SOFR Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the SOFR Administrator; provided, however, that if as of 5:00 p.m., New York City time, on any Periodic SOFR Determination Day, the SOFR Reference Rate for the applicable tenor has not been published by the SOFR Administrator, then the SOFR Rate will be the SOFR Reference Rate for such tenor as published by the SOFR Administrator on the first preceding Business Day for which such SOFR Reference Rate for such tenor was published by the SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic SOFR Determination Day;

“SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Specification Miner Efficiency” represents the efficiency of a Bitcoin Miner, measured in joules per terahash.

“Stronghold Net Revenue” is the Agreement Revenue minus the Monthly Service Fees for each month.

“Total Cost” means the product of the “Utilized MWh” (as defined herein) and the Agreement Cost of Power.

“Utilized MWh” means the sum of the Curtailment Electricity and the number of megawatt-hours delivered to the Bitcoin Miners and the Associated Equipment.

Ex. B-3